EXHIBIT 99.1

Successful Pilot Test of Integrating Mobile and IP Telephony in Denmark

STOCKHOLM, Sweden, Nov. 24, 2005 (PRIMEZONE) -- The first phase of TeliaSonera's pilot test of the UMA concept in Denmark, which combines mobile and IP calls in one and the same solution, have been executed with excellent results, and will now proceed to the next phase.

TeliaSonera was the first in Denmark to test the concept based on the international technology standard Unlicensed Mobile Access (UMA) with a wireless telephone that functions as an IP telephone on the fixed network in the home and as a mobile telephone on the mobile network outside the home. The first phase consisted of pilot tests with GSM/Bluetooth telephones, and in the second phase tests will be carried out with GSM/WiFi telephones.

Fifty Danish families started testing the concept in May this year and were generally positive about the new possibilities brought about by the combined fixed/mobile telephone. The users in the test families appreciated the possibility of having a single phone for both fixed-line and mobile calls with a single subscription, one telehone number and receiving a single invoice. It was also very important for the test families that the solution would be easy to install in the home, and easy to use. Most of the test users also emphasized the importance of having a large and attractive offering of UMA telephones available at the launch.

"This is yet another proof that simplicity and user-friendliness are decisive in our attempt to take the lead in the migration to mobile and Internet-based services. It shows how important it is that operators, manufacturers and users closely cooperate around future telephone solutions," says Kennet Radne, Senior Vice President of Products and Services at TeliaSonera AB. "The pilot also very clearly shows that the terminals will be the one of the key drivers for the usage of integrated fixed/mobile solutions, which sets very high requirements for a quick and innovative product development from the manufacturers."

The pilot tests in Denmark are being carried out with Motorola. Technical testing of the UMA concept is now also being carried out in Sweden in co-operation with Ericsson.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=155382&fn=wkr0001.pdf

CONTACT: TeliaSonera's Press Office
         +46-(0)8-713 58 30